Rex Energy Corporation

366 Walker Drive

State College, Pennsylvania 16801

Telephone: (814) 278-7267

May 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Robert Schwall, Division of Corporation Finance

Re:	Rex Energy Corporation

Registration Statement on Form S-4

Filed May 11, 2016

File No. 333-211293

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Rex Energy Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-4 so that it becomes effective at 3:00 p.m., Eastern Time, on May 31, 2016 or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Jessica W. Hammons (telephone: (214) 969-1349; facsimile (214) 999-1558).

Very truly yours,

REX ENERGY CORPORATION

By:	/s/ Thomas C. Stabley
Thomas C. Stabley
Chief Executive Officer

cc:	Jason Langford, Staff Attorney

Jennifer L. McDonough, Rex Energy Corporation, Senior Vice President and General Counsel

Jessica W. Hammons, Thompson & Knight LLP